KOOTENAY GOLD INC.
 Suite 960 – 1055 West Hastings Street,
Vancouver, British Columbia, Canada, V6E 2E9

March 5, 2010

Alberta Star Development Corp.

506 - 675 Hastings Street West

Vancouver, BC, V6B 1N2

Attention:

Tim Coupland, President

Dear Sirs:

Re:

Joint Bid for Sterling Mining Company

This letter is to confirm our mutual intentions to make a joint bid for Sterling Mining Company (“Sterling”) which commenced a voluntary reorganization proceeding with the filing of a voluntary petition under Chapter 11 (“the “Reorganization Plan”) of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Idaho (the “Court”).  Sterling is the lessee under a 15 year lease agreement (the “Lease”) with Sunshine Precious Metals, Inc. for real property, mineral rights, improvements and related assets generally know as the Sunshine Mine and Mill in Shoshone County, Idaho (the “Sunshine Mine” ).

Sterling’s Reorganization Plan contemplates a sale of all of 100% of its common stock and transfer of ownership by way of a bidding procedure (the “Bid Procedure”) by potential bidders with the proceeds from a successful Bid being used to pay secured and unsecured creditors and the expenses of the Reorganization Plan.  It is through the Bid Procedure, which must be approved by the Court, that Sterling and the Court will determine the highest, best offer for 100% of the common stock of Sterling.  As a condition to making a bid, a potential bidder, among other things, is required to enter into a confidentiality agreement and make a deposit in the amount of $1,250,000 to Sterling by the bid deadline in order to be a qualified bidder and submit a cash offer for 100% of the common stock of Sterling. Sterling will then conduct an auction of its common stock on April 6, 2010 under the bidding procedure described in the Reorganization Plan.

Alberta Star has submitted its deposit with Sterling and has become a qualified bidder under the Bid Procedure.  Kootenay and Alberta Star have agreed to cooperate to conduct a joint bid for 100% of the common stock of Sterling under the Bid Procedure and if successful to participate as joint venture partners in the future management and operations of Sterling and the Sunshine Mine under the terms of this letter agreement.  It is contemplated that if the bid from Alberta Star and Kootenay is successful, that this letter agreement will be replaced by a definitive agreement which will contain the terms described herein and such other terms as would be customary in joint venture agreements of this nature.

We confirm our agreement as follows:

1.

Joint Bid

1.1

Alberta Star and Kootenay shall participate as joint venture partners to make a bid (a “Joint Bid”) to acquire 100% of the common stock of Sterling under the Bid Procedure and shall make an equal financial contribution to the amount of their Joint Bid.  Except as otherwise indicated herein, all decisions concerning the amount of the Joint Bid shall be unanimous as it relates to the amount of the Joint Bid and whether to increase the amount of the Joint Bid as part of the auction under the Bid Process.  Both of Alberta Star and Kootenay shall be available during the auction to respond to previous bids and determine whether to increase their Joint Bid.  The initial amount of the Joint Bid shall be US$11,750,000 and each of Alberta Star and Kootenay agrees to be responsible for 50% of the amount of the Joint Bid and for any increase in the Joint Bid made on a unanimous basis as part of the auction under the Bid Process.

1.2

After the initial Joint Bid has been submitted, in the event that Alberta Star or Kootenay  cannot unanimously agree to increase their Joint Bid and the amount of such increase during the auction period, then a party may withdraw from the Joint Bid (the “Terminating Party”).  The remaining party (the “Remaining Party”) that wishes to continue in the Bid Procedure shall notify the Terminating Party of its intention to proceed with an increased offer and the amount of the offer for the Joint Bid.  The Bid Procedure allows for no more than one half hour to respond to the previous highest and best bid by any qualified bidder.  The Terminating Party shall be required to provide immediate written notification to the Remaining Party to withdraw prior to the expiry time for making a higher bid under the Bid Procedure.  The Remaining Party may proceed with its own bid or may include another party and the Terminating Party shall have no further interest or right in and to the Joint Bid.  If the Terminating Party does not provide written notification to withdraw from the Joint Bid as noted above, the Terminating Party shall be deemed to be part of the Joint Bid and obligated to fund the Joint Bid if successful.

1.3

Kootenay acknowledges that Alberta Star has made a deposit in the amount of US$1,250,000 in order to become a qualified bidder under the Bid Procedure and Alberta Star shall be credited with the deposit as part of its financial contribution to the Joint Bid in the event that such bid is successful. It is contemplated that each of Alberta Star and Kootenay will fund their respective financial contributions for Joint Bid from their current working capital or as a result of either or both of them completing a financing.  However, their obligations to contribute to the Joint Bid are firm and binding commitments and are not subject to either of Alberta Star or Kootenay completing a financing.

1.4

The Joint Bid will either be made directly by Alberta Star or made through a newly incorporated company (“Newco”) of which Alberta Star and Kootenay shall each own 50% of the issued and outstanding shares.  In the event that Alberta Star makes the Joint Bid directly and such bid is successful, Alberta Star shall immediately transfer and assign all of its right, title and interest in and to Sterling and the Sunshine Mine to Newco.

2.

Newco

2.1

It is contemplated that Newco will be incorporated in British Columbia unless determined otherwise by Alberta Star and Kootenay based on advice from its professional advisors.

2.2

If the Joint Bid is successful, Alberta Star and Kootenay will negotiate, prepare and execute a shareholders’ agreement setting forth their ownership interest in Newco and their respective rights and obligations in respect of the management and operation of Newco and the further exploration and development of Sterling and the Sunshine Mine, which will reflect, as closely as possible, the provisions of this Agreement and such other terms and conditions as are customary in joint venture or shareholder agreements of this nature.

2.3

If the Joint Bid is successful, it is contemplated that Kootenay and Alberta Star will seek a listing of Newco on the TSX Venture or the TSX (the “Spin-out”) and will use their commercial reasonable efforts to complete an additional debt or equity financing of approximately US$30 million (the “Financing”) to be used by Newco for the further exploration and development of the Sunshine Mine.  Each of Alberta Star and Kootenay shall be entitled to contribute to the Financing of Newco in proportion to its initial percentage ownership interest in Newco which will reflect their respective percentage interests in Newco prior to or concurrent with the Spin-out.  In the event that a party does not wish to contribute to the Financing in proportion to its initial percentage ownership in Newco, such party will be diluted in accordance with industry-standard, straight line dilution formulae.

2.4

The affairs of Newco and Sterling and the operations of the Sunshine Mine to be managed through the Operator (as hereinafter defined), will be governed by a board of directors (the “Board”).  The Board of Newco (the “Board”) shall initially be comprised of four directors. Each of Alberta Star and Kootenay shall be entitled to nominate two directors to the Board, provided that each of the nominees shall be subject to the approval of the other party, acting reasonably.  A director nominated from each of Alberta Star and Kootenay will jointly act in the capacity as co-chairs of the Board (the “Co-Chairs”); A management team will be determined by the Co-Chairs and will consist of a President and CEO, a Chief Financial Officer and a Chief Operating Officer.  After the Spin-out, the Board and management of Newco will be determined in accordance with the Articles of Newco and applicable corporate law.

3.

Participation Date, Work Programs and Contribution to Costs

3.1

On the date that the Joint Bid is successful, (the “Participation Date”), each of Alberta Star and Kootenay (each, a “Participant”) will be responsible for its pro rata share of all further costs, expenses, obligations and liabilities of whatever kind or nature spent or incurred, directly or indirectly in connection with the further exploration of, and, if warranted, development of and achievement and carrying on of commercial production from the Sunshine Mine and the maintenance and operation of Newco and Sterling (collectively, the “Costs”) from time to time.  Following the Participation Date, each work program and budget will, at a minimum, provide for Newco to carry out and fund the minimum activities necessary to maintain Newco and the Sunshine Mine and Lease in good standing and comply with all applicable governmental requirements and applicable laws (the “Maintenance Expenditures”).  All work programs and budgets will be prepared by the Operator and submitted to the board of directors of Newco for approval, following which each Participant will elect, within the time prescribed by the directors (but in no case being less than forty-five (45) days) whether or not to contribute to such approved work program and budget.

4.

Operatorship and Management of Newco

4.1

On the Participation Date, Alberta Star and Kootenay shall engage Touchstone Capital Inc. (“Touchstone”) to act as the initial operator (the “Operator”) of Newco and the Sunshine Mine through a technical team comprised of consultants from Touchstone and Alberta Star.  The Operator will be responsible for the running and operation of Newco for formulating and proposing work programs and budgets for approval by the Board of Newco and for implementing all approved work programs.

4.2

On the Participation Date, Touchstone shall also be engaged to manage all administration, accounting and regulatory matters concerning  Newco, Sterling and the Sunshine Mine and may be requested to contribute other personnel or resources.  Alberta Star shall be responsible for any investor relations program for Newco.

4.3

Each of Alberta Star and Kootenay shall equally contributed to the management and operations matters prior to and after the Spin-out concerning Newco and the Sunshine Mine until the Financing has been completed.

5.

Failure to Contribute

5.1

Failure by a Participant to elect to contribute to the Financing or to an approved work programs which are completed or Costs or Maintenance Expenditures will result in the dilution of the non-contributing Participant(s) interest in Newco.  Dilution for non-contribution to cash calls after the Participation Date will be determined by industry-standard, straight-line dilution formulae to be detailed in the formal shareholder agreement.  If a Participant elects to contribute to an approved work program and budget but thereafter fails to contribute its share of costs when required by the Operator, such dilution will be doubled.

6.

Governing Law and Language

6.1

By express agreement of the parties, this agreement will be governed by and interpreted in accordance with the laws of British Columbia and those of Canada applicable therein.

7.

Assignment

7.1

Neither Alberta Star nor Kootenay shall have the right without the consent of the other to assign and transfer all or any portion of its interest in this agreement, such consent not to be unreasonably withheld.

8.

Right of First Offer Upon Proposed Assignment

8.1

Any assignment, transfer, sale, or other disposition by either Alberta Star or Kootenay (the “Optionor”) of any of its interest in or to this agreement or Newco (collectively, the “Rights”) will be subject to a right of first offer in favour of the not assigning party (the “Optionee”), whereby the Optionor, if it either determines to seek a buyer for any of its Rights or receives an offer to purchase any of its Rights which it determines to accept, will be required to first offer such portion of its Rights to the Optionee, such offer to be accompanied by all information with respect to such proposed disposition (including the amount and nature of any consideration, the identity of the proposed third party buyer (if any) and a copy of the relevant third party offer(if any)).  The Optionee will have a period of sixty (60) days to determine if it wishes to purchase such portion of the Rights upon the same terms and for the same consideration (or the cash equivalent of any non-cash consideration) as set forth in the offer from the Optionor.  If the Optionee accepts such offer, it will purchase such portion of the Rights upon the terms and conditions of the offer on a mutually agreed closing date (or on the 45th day following the acceptance of the offer if the closing date cannot be agreed).  If the Optionee does not accept such offer, the Optionor may sell such portion of the Rights, upon terms no more favourable to the Optionor than contained in the offer (or, if such offer was made as a consequence of an offer from a third party, upon the terms and conditions contained in such offer).  If such sale does not complete within ninety (90) days after the Optionee determines not to accept the offer from the Optionor, the right of first offer will again become applicable.

9.

Arbitration

9.1

Any dispute, controversy or claim arising out of or relating to this agreement, the breach, termination or invalidity of it, any deadlock or inability of the parties to agree on a course of action to be taken hereunder will be referred to and finally resolved by arbitration in accordance with the  “Procedures for Cases under the BCICAC Rules” of  the British Columbia International Commercial Arbitration Centre (“BCICAC”), which will administer the arbitration case in accordance with such rules.  If the parties cannot agree on an arbitrator within fifteen (15) days of the matter being referred to arbitration, then the BCICAC will appoint an arbitrator.  The place of arbitration will be Vancouver, British Columbia, Canada and the language used in the arbitral proceeding will be English.  The arbitrator’s fees, and the other costs of the arbitration, will be paid by the losing party, subject to the contrary decision of the arbitrator.

10.

Public Announcements

10.1

Prior to the formation of the Joint Venture, in the event of any public announcement of   information related to this transaction a draft of such announcement will be forwarded to the other party for comment with a minimum of 24 hours notice from receipt of the draft information release. If no comments are received following the expiration of the said 24-hour notice, then the party that prepared the news release is allowed to release the announcement to the public.

11.

Time of the Essence

11.1

Time shall be of the essence of this Letter Agreement, and Alberta Star and Kootenay covenant and agree to use their best efforts to fulfil their obligations hereunder in a timely fashion.

12.

Force Majeure

12.1

No party will be liable for its failure to perform any of its obligations under this agreement due to a cause beyond its control (except those caused by its own lack of funds) (each an "Intervening Event") including, but not limited to, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, excessive delays in obtaining, or the refusal to issue, any required permits or licenses, or non-availability of materials, supplies, labour or transportation.  All time limits imposed by this agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.  A party relying on force majeure will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority.

If the foregoing correctly sets forth the agreement reached among us, kindly acknowledge this by signing and returning to us a copy of this letter on or before the close of business on the business day following the date hereof.

Yours very truly,

KOOTENAY GOLD INC.

“Ken Berry”

Per:

Ken Berry, Chairman

We, Alberta Star Development Corp., hereby acknowledge and confirm the foregoing correctly sets forth our understanding and agree to the foregoing terms and conditions as legally binding upon us as of this _____ day of _____________________________, 2010.

ALBERTA STAR DEVELOPMENT CORP.

“Tim Coupland”

Per:

Tim Coupland, President

C:\Documents and Settings\All Users\Documents\raj\All Users\Documents\Raj\Kootenay\Corporate\Contracts\Alberta Star\09672 AGMT Letter Agreement v1 (Alberta Star).doc